HOGAN & HARTSON LLP
875 Third Avenue
New York, NY 10022
July 16, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street
Washington, D.C. 20549

Attn:	Cicely LaMothe Wilson K. Lee

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008
Ladies & Gentlemen:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to David Robertson and Paul Beldin on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a letter dated July 1, 2009. The Partnership’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the Staff’s letter.
* * * * *
Financial Statements and Notes
Consolidated Statements of Income, page F-4
1.
Comment: We have considered your response to comment one. We continue to believe the presentation of the impairment losses as part of operating income is appropriate. Given the large amounts of your impairment losses, we are unable to agree with your materiality analysis. Please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and tell us your consideration regarding any requirements to file an Item 4.02 8-K.

Response: The Partnership and its independent registered public accounting firm continue to believe the classification of impairment losses for operating real estate and real estate development assets are not material to an investor based on the quantitative and qualitative

United States Securities and Exchange Commission
July 16, 2009

factors outlined in Staff Accounting Bulletin No. 99 (“SAB 99”). However, the Partnership notes that the Staff believes that the presentation of impairment losses within operating income is appropriate. Therefore, as confirmed in its prior correspondence with the Staff, the Partnership intends to classify impairment losses for operating real estate and real estate development assets as part of operating income in future filings. The Partnership respectfully submits that for the reasons set forth in its prior letters, and as further explained below, revising the Form 10-K for the year ended December 31, 2008, should not be required and any reclassification of these amounts should be limited to future filings.
I respectfully refer the Staff to a comment letter received by FelCor Lodging Trust Incorporated (“FelCor”) on June 19, 2006 regarding FelCor’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “FelCor Letter”). In the FelCor Letter, the Staff stated: “We note you classify impairment losses related to your hotel properties as a component of non-operating income (loss) in your consolidated statements of operations. In future filings, please revise your statement of operations to present impairment losses related to properties held for use as a component of operating income (loss).” FelCor’s 2005 impairment loss was $263 million, or 224% of operating income. Notwithstanding the obvious significance of the impairment loss to Felcor’s operating income, the Staff did not request that Felcor’s historical results be restated.
In contrast to Felcor, the Partnership’s operating real estate impairment losses and impairment losses on real estate development assets totaled approximately 56% of operating income. Consistent with the approach taken with Felcor, the Partnership respectfully requests that the Partnership be permitted to classify its impairment losses within operating income in future filings and not be required to revise its Form 10-K for the year ended December 31, 2008. The Partnership does not believe the judgment of a reasonable person relying on its financial statements would be changed or influenced by the inclusion of the impairment losses in operating income versus non-operating income because the impairment loss amounts can be determined from the face of the financial statements and therefore, there is no concern that investors could be misled by the disclosure.
In addition, the Partnership examined Item 4.02(a) of Form 8-K in light of the anticipated reclassification in future years and related circumstances. While the Partnership agrees to reclassify the impairment losses within operating income in future filings, the Partnership has concluded that the previously disclosed financial results could continue to be relied upon because the anticipated reclassification does not affect its key performance indicators, in particular reported net income and stockholder’s equity, for any previous years. The Partnership also consulted with its independent auditors who informed the Partnership that they currently do not intend to deliver the notice contemplated by Item 4.02(b) of Form 8-K. As a result, the Partnership concluded that no Form 8-K was required under Item 4.02.
As noted above, the Partnership will present the impairment losses within operating income in the future in accordance with the Staff’s request. However, the Partnership continues to believe that it should not be required to restate prior year financial statements because (a) for the reasons stated in the Partnership’s prior letters, the classification is not material, (b) the Partnership applied the accounting principles in a manner that was intended to provide transparency to investors, (c) the Partnership’s application of the accounting principles was reviewed by its independent auditors and they did not object to the

United States Securities and Exchange Commission
July 16, 2009

Partnership’s presentation of the impairment losses and (d) restating prior results would be unduly disruptive in light of the foregoing. Further, this approach is consistent with the Staff’s approach with regard to another similarly situated registrant. If the Staff disagrees with this approach, I respectfully request the opportunity to meet in person with representatives of the Partnership, its independent auditors and with representatives from the Staff.
Note 11 — Partners’ Capital and Redeemable Preferred Units, pages F-35 — F-39
2.
Comment: In response to comment 2, we note the Partnership has the ability to direct Aimco to deliver shares of Aimco stock to settle redemption requests based on certain terms in the partnership agreement. Please describe the specific terms and disclose the sections of the agreement that address these provisions.

Response: Section 8.6 of the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership (the “Agreement”) establishes the redemption provisions for holders of common OP Units held by parties other than Apartment Investment and Management Company (“Aimco”). Section 8.6B of the Agreement states “If the Partnership elects to redeem Tendered Units for [Aimco] Shares rather than cash, then the Partnership shall direct [Aimco] to issue and deliver such [Aimco] Shares to the Tendering Party pursuant to the terms set forth in this Section 8.6.B, in which case, (i) [Aimco], acting as a distinct legal entity, shall assume directly the obligation with respect thereto and shall satisfy the Tendering Party’s exercise of its Redemption right, and (ii) such transaction shall be treated, for federal income tax purposes, as a transfer by the Tendering Party of such Tendered Units to [Aimco] in exchange for [Aimco] shares.”
3.
Comment: We have reviewed your response to comment 3. Please further explain the calculation used to determine whether cash or share settlement is used in redemption requests of your preferred units. In addition, since there is no cap on the number of shares that may be required to settle redemptions of your preferred units, that you determined temporary equity was appropriate. Given your conclusion that due to the lack of a cap share settlement is not within your control for preferred unit redemptions, how was this lack of cap in terms of the preferred units considered when assessing your ability to have sufficient shares available to settle common unit redemptions. Tell us your evaluation of paragraph 11 of EITF 00-19 as it relates to your ability to settle common unit redemption requests in light of the conclusions reached on the classification of your preferred units.

Response: Redemption policy for partnership preferred units: On a quarterly basis, the Partnership calculates the ratio of Aimco’s internally calculated net asset value per share as of the previous quarter end to the average market price for a share of Aimco common stock for the preceding quarter (the “NAV/Price ratio”) as well as the magnitude of dilution on per share performance measures for the previous quarter from an assumed share settlement for such quarters (the “Dilution Calculations”). In the event the NAV/Price ratio exceeds 1.20 or the Dilution Calculations result in greater than 10% dilution on any of the per share performance measures, the policy states that any preferred unit redemption requests during the three month period covered by such policy calculation shall be settled in cash rather than shares of common stock, unless (1) the payment of such cash would cause an event of default under the Partnership’s credit facility, or (2) the amount available for borrowing under the Partnership’s

United States Securities and Exchange Commission
July 16, 2009

credit facility less amounts outstanding under letters of credit issued under such credit facility is less than the required cash settlement amount. The Partnership believes the policy more accurately reflects the economic consequences the Partnership evaluates (both currently and historically) when determining whether to settle preferred unit redemption requests in cash or shares of Aimco common stock.
Classification of partnership preferred units as temporary equity based on cap: The Staff’s understanding is correct. Pursuant to EITF 00-19 and EITF D-98, the partnership preferred units are classified as temporary equity due to the lack of a cap on the number of shares that may be required to settle such redemptions. This temporary equity classification would be applicable irrespective of the result of the calculation of the Partnership’s preferred unit redemption policy described above due to the lack of a cap on the number of shares upon redemption.
Application of paragraph 11 of EITF 00-19: As described in EITF 00-19, the Partnership must have sufficient shares to settle all of its share settlement obligations. Paragraph 11 of EITF 00-19 addresses the situation when a company has more than one contract subject to this share settlement issue, and partial reclassification to temporary equity is required. Paragraph 11 of EITF 00-19 addresses different methods that may be used to determine which contracts, or portions of contracts, should be reclassified, including reclassification of contracts with the earliest or latest issuance date first or reclassification of contracts with the earliest or latest maturity date first. It further requires that the method of reclassification must be systematic, rational, and consistently applied.
In applying paragraph 11 of EITF 00-19, the Partnership believes that focusing on the characteristics of the class of equity security, rather than considering the timing of the date of issuance of such security meets the systematic and rational method described above. Further, neither the preferred units nor the common OP Units have specified redemption dates, thus the Partnership does not evaluate the timing of redemption in its method of reclassification. In considering the characteristics of the class of equity security, the Partnership considered that the holders of the common OP Units are investors seeking long term investment returns, whereas, the holders of the preferred units are investors seeking a regular yield. Therefore, the Partnership believes that it is rational to presume that the common OP unit holders would be more inclined to desire common stock of Aimco in order to realize the long term capital return, whereas the preferred unit holders would seek a return of their capital through cash. Accordingly, the Partnership follows a method that first allocates the available common shares of Aimco to the common OP Units. The Partnership believes this is the most reasonable, systematic, and rational allocation method and meets the requirements of paragraph 11 of EITF 00-19.

United States Securities and Exchange Commission
July 16, 2009

If you have further questions regarding the information provided, please contact me at (212) 918-8270 (phone) or (212) 918-3100 (facsimile).

Sincerely,
/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

Cc:	Lisa R. Cohn, Aimco David Robertson, Aimco Paul Beldin, Aimco

AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
July 16, 2009
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Cicely LaMothe Wilson K. Lee

Re:	AIMCO Properties, L.P. File No. 000-24497 Form 10-K for the year ended December 31, 2008
Ladies and Gentlemen:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated July 1, 2009, with respect to the above-referenced Form 10-K for the year ended December 31, 2008, AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”) acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (303) 691-4554 or David Robertson, President, Chief Investment Officer and Chief Financial Officer, at (303) 691-4311.

Sincerely,

/s/ Paul Beldin
Paul Beldin Chief Accounting Officer of AIMCO-GP, Inc., the general partner of AIMCO Properties, L.P.